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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                    JULY 28 AND AUGUST 13,                      1999
   ---------------------------------------------------------------

                             QUEBECOR PRINTING INC.
------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                             Form 40-F    X
         --------                                              --------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
   -------                             --------

                                                                   PAGE 1 OF 5

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                                PRESS RELEASES OF
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K


July 28, 1999 (13/99)

August 13, 1999 (#14/99)

                                                                   PAGE 2 OF 5


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July 28, 1999                                                       13/99

FOR IMMEDIATE RELEASE                                              Page 1 of 1


                   HART-SCOTT-RODINO WAITING PERIOD EXPIRES IN

               QUEBECOR PRINTING ACQUISITION OF WORLD COLOR PRESS


MONTREAL - Quebecor Printing Inc. announced today that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with reference to its previously announced acquisition of World Color Press, Inc., expired at 11:59 p.m. Eastern Daylight Time on July 27, 1999. Accordingly, the condition to Quebecor Printing's offer for World Color Press, Inc. requiring the expiration of such waiting period has been satisfied.

The cash tender offer is currently scheduled to expire at 12:00 Midnight, Eastern Daylight Time, on August 12, 1999, subject to the remaining applicable conditions.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and Europe and one of the largest in the United States and South America. The Company is a leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, related services and CD-ROM mastering and replicating. The Company has over 26,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India. Quebecor Printing is a subsidiary of Quebecor Inc.

                                      -30-

NOTE TO EDITORS: FOR FURTHER DETAIL ON THE WORLD COLOR ACQUISITION, PLEASE CONSULT QUEBECOR PRINTING NEWS RELEASE ISSUED JULY 12, 1999.


FOR FURTHER INFORMATION:

John Paul Macdonald
Director, Corporate Communications
Quebecor Printing Inc.
(514) 877-5317
(800) 567-7070

                                                                   PAGE 3 OF 5

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August 13, 1999                                                   14/99

FOR IMMEDIATE RELEASE                                         Page 1 of 1


                 QUEBECOR PRINTING EXTENDS TENDER OFFER

                          FOR WORLD COLOR SHARES



MONTREAL - Quebecor Printing Inc. announced today that it has extended the expiration date of its tender offer, through its wholly owned subsidiary, Printing Acquisition Inc., for up to 23.5 million shares of World Color Press, Inc. to 12:00 Midnight, Eastern Daylight Time, on August 19, 1999.

Approximately 18 million shares of World Color common stock were validly tendered in connection with the tender offer as of 12:00 Midnight, Eastern Daylight Time, on August 12, 1999, the original expiration date of the tender offer.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and Europe and one of the largest in the United States and South America. The Company is a leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, related services and CD-ROM mastering and replicating. The Company has over 26,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                      -30-


NOTE TO EDITORS: FOR FURTHER DETAIL ON THE WORLD COLOR ACQUISITION, PLEASE CONSULT QUEBECOR PRINTING NEWS RELEASE ISSUED JULY 12, 1999.


FOR FURTHER INFORMATION:

John Paul Macdonald
Director, Corporate Communications
Quebecor Printing Inc.
(514) 877-5317
(800) 567-7070

                                                                   PAGE 4 OF 5

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR PRINTING INC.



                                    By:   (s) CLAUDINE TREMBLAY
                                         -------------------------------------
                                    Name:       Claudine Tremblay
                                    Title:      Assistant Secretary




Date: August 19, 1999

                                                                  PAGE 5 OF 5